Exhibit 3.1.1

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF DOVA PHARMACEUTICALS, INC.

DOVA PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Dova Pharmaceuticals, Inc. (the “Corporation”) and that this corporation was originally formed as PBM AKX Holdings, LLC, a limited liability company formed under the jurisdiction of the State of Delaware on March 24, 2016.  PBM AKX Holdings, LLC changed its name to Dova Pharmaceuticals, LLC by filing a Certificate of Amendment to its Certificate of Formation with the State of Delaware on June 15, 2016.

SECOND: The date on which the Certificate of Conversion and the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is September 15, 2016.

THIRD: The Certificate of Incorporation was last amended and restated by the Amended and Restated Certificate of Incorporation on September 16, 2016.

FOURTH: The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions approving a stock split and amending the Corporation’s Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article IV and replacing it with the following new paragraphs:

“The Corporation shall have the authority to issue 101,400,000 shares of capital stock, $0.001 par value per share, of which 100,000,000 shares shall be designated Common Stock (the “Common Stock”) and 1,400,000 shares shall be designated Preferred Stock (the “Preferred Stock”).

Effective immediately upon this Certificate of Amendment becoming effective under the General Corporation Law of the State of Delaware, and without any further action by the holders of such shares, every outstanding share of the Corporation’s Common Stock shall automatically split into 3.3 validly issued, fully paid and non-assessable shares of Common Stock (the “Stock Split”).

No fractional shares of Common Stock shall be issued upon the Stock Split of the Common Stock.  All shares of Common Stock so split that are held by a stockholder shall be aggregated subsequent to the foregoing Stock Split.  If the Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Corporation’s board of directors) on the date that the Stock Split is effective, rounded up to the nearest whole cent.

The par value of each share of Common Stock shall not be adjusted in connection with the Stock Split.  All of the outstanding share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock, par value $0.001 per share, set forth in the Corporation’s Amended and Restated Certificate of Incorporation shall be appropriately adjusted to give effect to the Stock Split, as applicable.”

FIFTH:  Thereafter, pursuant to a resolution of the Corporation’s board of directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Dova Pharmaceuticals, Inc. has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 16th day of June, 2017.

DOVA PHARMACEUTICALS, INC.

By:	/s/ Alex Sapir
Alex Sapir
Chief Executive Officer

[Signature Page to Charter Amendment]